UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

Cityfunds I, LLC

(Exact name of registrant as specified in its charter)

Delaware	86-3672902
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1315 Manufacturing Street

Dallas, TX 75207

(Full mailing address of principal executive offices)

972-445-7320

(Issuer’s telephone number, including area code)

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks, uncertainties, and assumptions that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation, the risks described under the heading “Risk Factors” in our Form 1-K filed with the Securities and Exchange Commission on December 18, 2024, for the fiscal year ended December 31, 2023, which is incorporated herein by reference.

Any forward-looking statement speaks only as of the date of this report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

ii

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Overview - Our Mission

Cityfunds I, LLC (the “Company,” “we,” “us,” or “our”) is a Delaware series limited liability company established with the purpose of providing public investment opportunities in residential real estate, primarily through home equity investments which we have termed “Homeshares”. Real estate has traditionally been viewed by most individuals as an inaccessible, restrictive, and unnecessarily complex asset class. We believe that real estate investing should be straightforward, transparent, and available to all.

Cityfunds offers a differentiated product, designed to emulate an index-like approach, with a distinct focus on the residential real estate markets of specific cities. Each series within the Company is structured to make investments in single-family homes through home equity agreements, thereby securing an equity interest in properties that allows the series to participate in potential future appreciation. In addition to home equity investments, each series may also acquire single-family homes to operate as rental properties, further diversifying its investment portfolio.

Along with acquiring the assets described above, we expect to continue using substantially all of the net proceeds from our initial and subsequent Regulation A offerings of membership interests of the Company (the “Offering(s)”) to further originate, invest in, and manage a diversified portfolio of real estate-related assets.

The manager undertakes the full responsibility of sourcing, analyzing, and managing all assets on behalf of the Company. Every investment undergoes a rigorous and thorough due diligence process, incorporating financial, market, and demographic analyses to ensure the acquisition supports our strategic objectives and aligns with the Company’s long-term vision.

Through these efforts, Cityfunds seeks to democratize access to residential real estate investment, providing investors with exposure to appreciating property markets in a structured and efficient manner.

1

Our Series LLC Structure

Each Homeshare or other asset that we acquire will be owned by a series. Each series is offered on a “best efforts” basis, without any minimum offering amount, pursuant to Regulation A under Section 3(b)(2) of the Securities Act for Tier 2 offerings.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses associated with a particular series are generally intended to be limited to, and satisfied solely from, the assets of that series, as contemplated under Delaware law. However, under certain financing arrangements, the assets of multiple Series may be used to support obligations incurred at the Series level, which may result in creditors having claims against the assets of more than one Series

The series are collectively referred to as the “series” and individually referred to as the “series” throughout this annual report. The membership interests of all series are collectively referred to in this annual report as the “interests” and each, individually, as an “interest.” The offerings of the interests may collectively be referred to in this annual report as the “offerings” and each, individually, as an “offering.” See “Description of the Securities Being Offered” for additional information regarding the interests.

Our company’s core business will be the identification, acquisition, and management of Homeshares and opportunistically, single-family rental properties for the benefit of our investors. Each series is intended to act as a portfolio primarily owning multiple Homeshares.

2

Results of Operations

Revenues

The Company’s primary revenue is generated from the payoff of Homeshare investments. Additional revenue sources include rental income and, when applicable, the sale of single-family rental properties. This diversified revenue approach supports the Company’s overall financial performance and aligns with its long-term strategic objectives. The Company saw an increase in revenue for the six-month period ending June 30, 2024, compared to the corresponding period in 2023 due to a higher volume of Homeshare payoffs, reflecting the growing maturity of the Company’s investment portfolio.

Cost of Revenues

Cost of revenues increased to $145,117 for the six-month period ended June 30, 2024, compared to $38,600 for the same period in 2023. This increase reflects higher direct costs associated with Homeshare payoffs and expanded property-related activity across multiple Series. The rising scale of operations, including more frequent Homeshare settlements and increased maintenance and management expenses on single-family rentals, contributed to the higher cost base.

Operating Expenses

Total operating expenses for the six-month period ended June 30, 2024 were $140,212, representing an increase of $48,951 or 53.6%, compared to operating expenses of $91,261 for the six-month period ended June 30, 2023. The net loss from operations was $151,350 and $132,058 for the six months ended June 30, 2024 and 2023, respectively. This increase was primarily driven by greater general and administrative costs due to expansion in the number of active Series, investor servicing, regulatory compliance, and increased marketing activities. These costs were necessary to support the growth in revenue-generating activities and Homeshare acquisitions.

3

Other income (expense)

Other income (expenses) increased significantly for the six-month period ending June 30, 2024, primarily due to the substantial increase in Homeshare acquisitions. Unrealized gains from the fair value of assets are recorded in this category, and the combination of a larger number of Homeshare investments and an appreciating portfolio of existing assets contributed to the increase in unrealized gains. However, it is important to note that not all assets experienced positive unrealized gains. Market conditions and submarket-specific housing trends can adversely impact the potential future gains of certain assets, underscoring the inherent variability in asset valuation.

Liquidity and Capital Resources

Sources of Liquidity

The Company may access liquidity from a combination of capital markets activity, financing arrangements and the monetization of real estate-related assets. Until a Series generates sufficient cash flows from operations, the Manager may fund interim shortfalls, which may be reimbursed from available liquidity sources at a later date. The Manager also reserves the discretion to defer the timing of such reimbursements as circumstances require. As of June 30, 2024, the Company had cash of $338,085, and it reported a comprehensive net income of $201,840 for the six months ending June 30, 2024. As of June 30, 2023, the Company had cash of $135,223, and it reported a comprehensive net loss of $212,817 for the six months ending June 30, 2023.

Net Cash Flow from Operating Activities

Net cash used in operating activities was $(549,414) for the six months ended June 30, 2024, compared to net cash provided of $19,016 for the same period in 2023. The decrease was largely due to significant increases in prepaid expenses, related party receivables, and the timing of payables, offset partially by non-cash unrealized gains.

Net Cash Flow from Investing Activities

Net cash used in investing activities was $(1,678,293) during the first half of 2024, primarily driven by $2.64 million in Homeshare acquisitions, offset by $963,697 in proceeds from the sale of home equity and rental properties.

4

Net Cash from Financing Activities

Net cash provided by financing activities was $2,042,864 during the six-month period ended June 30, 2024, compared to $331,887 during the same period in 2023. The increase is primarily attributed to proceeds from Regulation A and Regulation Crowdfunding equity offerings and new note issuances totaling $1,090,708, partially offset by repayments of prior debt.

Plan of Operations

As of June 30, 2024, Series #Austin, #Dallas, #Miami, #Tampa, #Houston, #Phoenix, #Nashville, #Las Vegas, #Denver, and #Los Angeles have each conducted at least one closing, have begun operations, and have made investments. Most of these Series have also begun to generate revenue through Homeshare payoffs or single-family rental income.

However, in October 2024, the U.S. Securities and Exchange Commission issued an order declaring the Company’s amended offering statement abandoned due to inactivity. As a result, the Company has not raised new funds or acquired additional properties since that time. The abandonment of the offering has paused capital-raising and investment activity across all Series.

Despite this pause in primary offering activity, the Company launched a secondary trading platform in May 2025 via the Cityfunds by Nada app and website. This platform enables investors to buy and sell Series interests in a secondary market environment. While this development supports investor liquidity, the Company does not anticipate new Series acquisitions or closings until a new qualified offering statement is filed and declared qualified by the SEC.

In the next twelve months, the Company will continue to explore options to resume capital raising, including the potential filing of a new offering statement. Until then, operational focus will remain on managing existing Series assets and supporting investor access to the secondary trading platform.

5

Trends and Key Factors Affecting Our Performance

Our results of operations are influenced by a variety of external and internal factors, including broader financial market conditions and the U.S. economic and political environment. Unpredictable global forces such as political instability, fluctuating interest rates, and credit spreads may adversely impact asset values across each Series and reduce investor demand.

Internally, our performance has been significantly affected by the SEC’s October 2024 order declaring our prior offering statement abandoned, which has halted our ability to raise new funds under Regulation A and, in turn, limited our capacity to acquire new Homeshares or single-family rental properties. Although the launch of our secondary trading platform in May 2025 has improved investor liquidity and engagement, the lack of an active primary offering has constrained platform growth and Series expansion. Additionally, rising interest rates and continued housing market appreciation present ongoing challenges in sourcing new properties and achieving desired investment returns. The Company is actively evaluating options to reestablish its Regulation A offering capability and remains focused on maintaining the value of existing assets while supporting investor access through the secondary market.

Item 2. Other

We have no information to disclose that was required to be disclosed in a report on Form 1-U during the semiannual period ended June 30, 2024, but was not reported.

6

Item 3. Financial Statements

FORM 1-SA

CITYFUNDS I, LLC AND SUBSIDIARIES

JUNE 30, 2024

CONTENTS

Index to the Unaudited Financial Statements of Cityfunds I, LLC and Subsidiaries

Consolidated Balance Sheets as of June 30, 2024 (unaudited) and December 31, 2023	F-2
Consolidated Unaudited Statements of Operations for the Six Months Ended June 30, 2024 and 2023	F-3
Consolidated Unaudited Statements of Changes in Members’ Equity for the Six Months Ended June 30, 2024 and 2023	F-4
Consolidated Unaudited Statements of Cash Flows for the Six Months Ended June 30, 2024 and 2023	F-5

Supplemental Schedules
Consolidating Balance Sheets as of June 30, 2024 (unaudited) and December 31, 2023	F-26
Consolidating Unaudited Statement of Operations for the Six Months ended June 30, 2024 and 2023	F-30

F-1

CITYFUNDS I, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Unaudited	Audited
	June 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$338,085	$522,928
Restricted cash	6,235	-
Prepaid expenses and other current assets	97,344	2,669
Due from related parties	225,113	66,653

Total current assets	666,777	592,250

Noncurrent assets
Home equity investments	7,180,518	4,345,579
Single family rental investment properties, net	1,369,249	1,996,826

Total noncurrent assets	8,549,767	6,342,405

Total assets	$9,216,544	$6,934,655

Liabilities and Members’ Equity

Current liabilities
Accounts payable	$-	$25,744
Due to related parties	518,309	616,261
Tenant security deposit	8,900	10,600
Notes payable	207,651	629,805

Total current liabilities	734,860	1,282,410

Notes payable, long-term	2,109,000	889,600

Total liabilities	2,843,860	2,172,010

Members’ equity (deficit)	6,372,684	4,762,645

Total liabilities and members’ equity	$9,216,544	$6,934,655

See accompanying notes to consolidated financial statements

F-2

CITYFUNDS I, LLC

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Six months ended June 30,
	2024	2023
Revenues, net	$133,979	$70,173
Cost of revenues	145,117	52,964
Gross profit	(11,138)	17,209

Operating cost and expenses
General and administrative	140,212	149,268

Net loss from operations	(151,350)	(132,059)

Other income (expense)
Realized loss on sale of asset	(38,782)	-
Unrealized gain (loss) on assets	510,764	-
Interest income	2,696	-
Interest expense	(121,488)	(80,759)

Net income (loss)	$201,840	$(212,818)

Weighted average member units outstanding - basic and diluted	481,784	176,205

Net income (loss) per member unit - basic and diluted	$0.42	$(0.83)

See accompanying notes to consolidated financial statements

F-3

CITYFUNDS I, LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

	Member units	Total Members’ Equity
Balance at December 31, 2023	353,054	$4,762,645
Issuance of membership units in Reg A offering, net of offering costs	91,915	1,007,531
Issuance of membership units in Reg A offering, reward shares	1,150	11,668
Issuance of membership units in Reg CF offering, net of offering costs	35,665	389,000
Net income (loss)		201,840
Balance at June 30, 2024	481,784	$6,372,684

	Member units	Total Members’ Equity
Balance at January 1, 2023	134,526	$1,064,317
Issuance of membership units in Reg A offering, net of offering costs	49,283	492,833
Net loss		(189,357)
Balance at June 30, 2023	183,809	$1,367,793

See accompanying notes to consolidated financial statements

F-4

CITYFUNDS I, LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2024	2023
Cash flows from operating activities:
Net income (loss)	$201,840	$(212,818)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Unrealized gain on change in fair value of home equity investments	(510,764)	(38,346)
Gain on sale of home equity investment properties	(53,580)	-
Amortization of deferred financing costs	22,066	-
(Gain) loss on sale of property	5,796	-
Depreciation expense	29,479	-
(Increase) decrease in assets:
Restricted cash	(6,235)	-
Accounts receivable	18,517	(17,940)
Due from related parties	(77,248)	-
Prepaid expenses and other assets	(94,875)	(125)
Increase (decrease) in liabilities:
Accounts payable	(25,744)	-
Other payables	(1,700)	5,050
Due to related parties	(56,966)	283,852
Net cash provided by (used in) operating activities	(549,414)	19,673

Cash flows from investing activities:
Home equity investment properties	(2,641,990)	(494,841)
Proceeds from sale of single-family rental investment properties	592,302	-
Proceeds from sale of home equity investments properties	371,395	-
Net cash provided by (used in) investing activities	(1,678,293)	(494,841)

Cash flows from financing activities:
Borrowings from notes payable	1,090,708	112,849
Principal payment on debt	(444,375)	-
Proceeds from Reg CF offering, net of offering costs	389,000	-
Proceeds from Reg A offering, net of offering costs	1,007,531	417,297
Net cash provided by (used in) financing activities	2,042,864	530,146

Net increase (decrease) in cash and cash equivalents	(184,843)	54,978
Cash and cash equivalents, beginning of period	522,928	80,245
Cash and cash equivalents, end of period	$338,085	$135,223

Supplemental cash flow information:
Cash paid for interest expense	$87,401	$80,759

Non-cash investing and financing activities:
Reg A offering through due from related parties	$11,668	$-

See accompanying notes to consolidated financial statements

F-5

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. FORMATION AND ORGANIZATION AND GOING CONCERN

Cityfunds I, LLC (the “Company”) is a series limited liability company organized April 26, 2021 under the laws of Delaware that has been formed to permit public investment in a portfolio of residential real estate properties in a specific market, each portfolio of which will be held by a separate series of limited liability company interests, or “Series”, that we have and intend to establish. The Series consist of #Austin, #Dallas, #Miami, #Tampa, #Houston, #Nashville, #Phoenix, #Las Vegas, #Denver, and #Los Angeles (collectively, the “Series”).

Cityfunds is a product designed to make investments in residential real estate either directly or through our home equity investment product which we have termed (“Homeshares”).

The Company is managed by Cityfunds Manager, LLC, a Delaware limited liability company (the “Manager” or “Managing Member”).

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has commenced planned principal operations and has generated revenues since inception. The Company’s ability and each listed Series’ ability to continue as a going concern for the next twelve months is dependent upon the Company’s ability to raise sufficient capital from outside investors and deploy such capital to produce profitable operating results. No assurance can be given that the Company and each listed Series will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company and each listed Series to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company was formed on April 26, 2021, and while it has generated revenues since inception, these revenues have not yet reached a significant level.

The Series net income (loss) for the six months ended June 30, 2024 and 2023 is as follows:

	Six months ended June 30,
#Series	2024	2023
#Austin	$(9,572)	$(62,899)
#Dallas	14,947	(53,597)
#Denver	43,375	(5,921)
#Houston	50,207	(5,821)
#Las Vegas	(3,350)	(6,021)
#Los Angeles	(4,025)	(5,921)
#Miami	(1,489)	(31,414)
#Nashville	(3,350)	(5,921)
#Phoenix	(5,219)	(5,921)
#Tampa	120,316	(29,382)
Total net income (loss)	$201,840	$(212,818)

The cash balances for the each of the Series were:

#Series	June 30, 2024	December 31, 2023
#Austin	$16,430	$130,925
#Dallas	207,690	122,253
#Denver	60,116	140,066
#Houston	3,635	52
#Las Vegas	1,000	1,000
#Los Angeles	23,796	-
#Miami	16,550	75,445
#Nashville	1,000	1,000
#Phoenix	-	-
#Tampa	7,868	52,239
Total cash and cash equivalents	$338,085	$522,980

The Series had a working capital deficit as follows:

#Series	June 30, 2024	December 31, 2023
#Austin	$(175,960)	$(100,570)
#Dallas	48,401	(365,278)
#Denver	129,695	173,185
#Houston	13,719	(56,752)
#Las Vegas	(20,303)	(16,953)
#Los Angeles	111,394	(11,563)
#Miami	34,685	(309,814)
#Nashville	(19,803)	(16,553)
#Phoenix	(19,872)	(14,653)
#Tampa	(170,039)	28,791
Total working capital deficit	$(68,083)	$(690,160)

These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company expects to continue to generate operating losses for the foreseeable future. The accompanying consolidated financial statements do not include any adjustments as a result of this uncertainty.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s, and each of its series, ability to continue as a going concern. Management is required to perform this evaluation on an annual basis.

F-6

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. FORMATION AND ORGANIZATION AND GOING CONCERN (CONTINUED) Management Plans

The Company requires capital for its contemplated activities. The Company’s ability to raise additional capital is not guaranteed. The sourcing of additional financing, the successful development of the Company’s contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. These conditions and the ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Reporting, Use of Estimates, and Basis for Consolidation

The accounting and reporting policies of the Company and each of its series conform to accounting principles generally accepted in the United States of America (“GAAP”). The accounting and reporting policies equally apply to each Series of Cityfunds I, LLC, and there are no differences in the policies amongst the Series. The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet. Actual results could differ from those estimates. The accompanying consolidated financial statements include the accounts of Cityfunds I, LLC, and all of its series. All intercompany transactions have been eliminated in consolidation.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Restricted cash

The Company holds funds in an escrow account related to a mortgage. These funds are designated for the payment of real estate taxes on behalf of a single-family residential property.

Fair Value of Financial Instruments

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements (“ASC 820”), specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

F-7

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

Revenues are generated at the series level. Rental revenue, net of concessions and allowance for uncollectible amounts, will be recognized on a straight-line basis over the term of the lease. The leases are classified as operating leases under ASC 842, Leases (“ASC 842”). Gain on the repayment of Homeshares and the sale of single family-rental properties will be recorded as revenue.

Revenues, net for the six months ended June 30, 2024 and 2023 were:

	Six months ended June 30,
#Series	2024	2023
#Austin	$29,449	$21,910
#Dallas	55,978	23,734
#Denver	-	-
#Houston	-	-
#Las Vegas	-	-
#Los Angeles	-	-
#Miami	37,552	17,500
#Nashville	-	-
#Phoenix	-	-
#Tampa	11,000	7,029
Total revenues, net	$133,979	$70,173

Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”) establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Accounts Receivable

Accounts receivables are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company had accounts receivable of $0 as of June 30, 2024 and December 31, 2023. There was no allowance for doubtful accounts recorded at June 30, 2024 and December 31, 2023, respectively

Organizational Costs

In accordance with ASC 720, Organizational Costs (“ASC 720”), including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1, Accounting for Offering Costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

In addition, the Company’s Operating Agreement states that any operating or offering expenses incurred by the Manager will be reimbursed by the Company. As of June 30, 2024 and June 30, 2023, the Company has incurred $33,499 and $21,975, respectively, in offering costs. In 2024 and 2023, the offerings related to these costs had closed and the proceeds from the offerings were recorded net of the offering costs in the consolidated statements of changes in members’ equity.

F-8

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Real Estate and Impairment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed by using the straight-line basis over the estimated useful lives of the assets. When equipment is retired, its cost and the related accumulated depreciation are eliminated from the respective accounts, and gains or losses arising from the disposition are recognized in income. Maintenance, repairs, and minor renewals are charged to expense when incurred; betterments and major renewals and improvements, which materially prolong the lives of the assets, are capitalized.

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the series’ properties may not be recoverable. To the extent an event or change in circumstance is identified, a property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value.

The process whereby we assess our properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative. As of June 30, 2024 and December 31, 2023, no impairment was considered necessary for any of the Series’ assets.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the consolidated financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with ASC 740, Income Taxes (“ASC 740”) for accounting for uncertainty in income taxes recognized in a company’s consolidated financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

F-9

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commitments and Contingencies

As of June 30, 2024, the Company is not involved with and does not know of any pending or threatening litigation against the Company.

Earnings/(Loss) per Membership Interest:

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirements of ASC 260, Earnings per Share (“ASC 260”). For each Series, earnings (loss) per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

Adopted Accounting Pronouncements

On January 1, 2022, the Company adopted ASC 842. ASC 842 applies to all entities that enter into leases. The new standard applies to all entities that enter into leases. Lessees are required to report assets and liabilities that arise from leases. Lessor accounting has largely remained unchanged; however, certain refinements were made to conform with revenue recognition guidance in Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), specifically related to the allocation and recognition of contract consideration earned from lease and non-lease revenue components. ASU 2016-02 contains certain practical expedients, which the Company has elected. The Company’s exposure to ASC 842 is as a lessor. The Company has elected the practical expedient that allows lessors to avoid separating lease and non-lease components within a contract if certain criteria are met. The lessor’s practical expedient election is limited to circumstances in which (i) the timing and pattern of revenue recognition are the same for the non-lease component and the related lease component and (ii) the combined single lease component would be classified as an operating lease. This practical expedient allows the Company the ability to combine the lease and non-lease components if the underlying asset meets the two criteria above.

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, such as accounts receivable. The adoption of ASU 2016-13 did not have a material impact on the Company’s consolidated financial statements.

New Accounting Pronouncements

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. The Company does not expect the adoption of any other pronouncements to have an impact on its results of operations or financial position.

F-10

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

3. RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2023, the Company determined that the audited consolidated financial statements for the year ended December 31, 2022, contained an immaterial misstatement. The Company had previously classified Homeshare options as intangible assets and recorded Homeshare assets at cost basis. The Homeshare options should have been classified as derivatives and recorded at fair value under ASC 815, Derivatives and Hedging (“ASC 815”).

Because correcting the error in the current period would materially misstate those financial statements, the prior period(s) financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior period(s) financial statements. However, correcting prior period(s) financial statements for immaterial errors would not require previous filings to be amended (e.g., no Form 1-K/A required).

In accordance with SEC Staff Accounting Bulletin Nos. 99 and 108 (“SAB 99” and “SAB 108”), the Company evaluated these errors and determined that they were immaterial to the reporting period affected and, therefore, amendment of previously filed reports was not required. However, in order to provide consistency in the Consolidated Statement of Cash Flows and as permitted by SAB 108, revisions for these immaterial amounts to previously reported annual amounts are reflected in the financial information herein and will be reflected in future filings containing such financial information as permitted by SAB 108.

The following table presents the effects of the immaterial prior period adjustment on the consolidated balance sheet as of December 31, 2022:

	As of December 31, 2022
	As Reported	Correction of Error	As Adjusted
Home equity investments	$1,005,897	$155,236	$1,161,133
Due to related parties	215,575	335,000	550,575
Other payable	23,367	(1,506)	21,861
Notes payable, related parties	$335,000	$(335,000)	$-

The following table presents the effects of the immaterial prior period adjustment on the consolidated statement of operations for the year ended December 31, 2022:

	For the Year Ended December 31, 2022
	As Reported	Correction of Error	As Adjusted
Revenues, net	$48,409	$91,728	$140,137
Cost of revenues	52,184	90,000	142,184
Interest expense	(16,382)	1,506	(14,876)
Gain on sale of property	27,631	(1,728)	25,903
Unrealized gain on assets	-	155,236	155,236
Net loss	(219,204)	156,742	(62,462)
Net loss per member unit - basic and diluted	$(1.63)	$1.17	$(0.46)

F-11

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

4. HOME EQUITY INVESTMENTS (“HOMESHARES”)

Certain of our investments in real estate will take the form of shared equity interests also known as home equity investments in single-family residential properties, which we refer to as “Homeshares.” The Homeshare investment involves the sale of an option by a homeowner to a series, allowing the series to purchase a future percentage interest in the homeowner’s primary residence. The consideration for this option, termed the “option purchase premium”, is determined by the estimated value of the unencumbered portion of the homeowner’s property at the end of the option’s term. These investments are secured via a lien on the property, usually as a second lien. Investments in Homeshares expose the Company to the appreciation and depreciation of the associated property. Income generation for the Company occurs upon the sale of the home, a refinance, or another form of repayment by the homeowner. The sale of the option means the series is investing in an intangible right, not the actual property. The immediate recognition of this as an asset on the balance sheet is at cost basis. The option purchase premium provides a basis for valuation of this asset.

The lien serves as collateral, indicating that if a homeowner defaults, the Company has a secured claim to the property, subject to and subordinate to the first lienholder’s superior rights and remedies. The exposure to property value fluctuations means the asset’s value isn’t stable. A future re-evaluation might be needed, particularly if there’s significant property value depreciation. Income generation is irregular. The asset doesn’t produce consistent returns. Instead, gains or losses are recognized when the homeowner repays the Homeshares.

The transaction of a Homeshare is recognized as the purchase of a derivative asset. The asset is recorded at fair value on the balance sheet, using the option purchase premium to establish its value. This premium serves as the basis for valuation, yet the asset’s valuation is monitored and updated, if necessary, for impairment on a quarterly basis. The lien signifies that in the event of default by the homeowner, the Company has a secured interest in the property, subordinate to the primary lender.

Due to the variability in property values, a re-assessment of the asset’s valuation may be necessary, particularly if there’s a notable decrease in the property’s market value. Realized revenue from this asset is realized in a non-periodic fashion; realized gains or losses are recognized contingent upon the occurrence of specific events such as the sale or refinancing of the home. Unrealized revenue is recognized periodically with changes in fair value.

The Company accounts for its Homeshares under ASC 815. Homeshare is recognized and measured on the balance sheet at fair value. As of June 30, 2024 and December 31, 2023, the Company has invested $5,797,437 and $3,473,797, respectively, in home equity investments, which included unrealized gains on assets $1,383,082 and $871,782, respectively, in the consolidated statements of operations.

	June 30, 2024	December 31, 2023
#Austin	$1,504,949	$1,226,547
#Dallas	2,435,586	1,505,973
#Denver	227,371	-
#Houston	360,834	40,000
#Miami	1,164,625	954,509
#Tampa	1,487,153	618,550
Home equity investments at fair value	$7,180,518	$4,345,579

F-12

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

5. SINGLE FAMILY RENTAL PROPERTIES

Certain of our investments in real estate will take the form of investments in single family rental properties.

A single-family residential property is acquired by the Company with the intent to generate income through rental payments from tenants and potential appreciation in property value. For depreciation purposes, the Company uses a 27.5-year useful life for single-family rental properties in accordance with IRS regulations. The properties were partially financed with notes payable to a financial institution (also see Note 6).

The Company’s investment in single family rental investments as of June 30, 2024 and December 31, 2023 are as follows:

As of June 30, 2024:

	Rental Investments	Investment	Accumulated Depreciation	Single Family Rental Properties, Net
#Austin	2	$679,014	$(48,355)	$630,659
#Dallas	1	417,900	(24,694)	393,206
#Tampa	1	366,336	(20,952)	345,384
Total	4	$1,463,250	$(94,001)	$1,369,249

As of December 31, 2023:

	Rental Investments	Investment	Accumulated Depreciation	Single Family Rental Properties, Net
#Austin	2	$679,013	$(35,992)	$643,021
#Dallas	2	641,549	(31,058)	610,491
#Miami	1	411,843	(20,708)	391,135
#Tampa	1	366,336	(14,157)	352,179
Total	6	$2,098,741	$(101,915)	$1,996,826

F-13

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

6. DEBT

Note Payable

For the six months ended June 30, 2024, the Company entered into fourteen note payables with a financial institution, bearing an interest rate between 9.0% to 12.0% per annum, with maturity dates ranging from September 2024 to January 2029. During the same period, the Company repaid two notes with a combined principal balance of $444,375. The note payables have been recorded as current liabilities and non-current liabilities in the consolidated balance sheets. During the six months ended June 30, 2024 and 2023, interest expenses were $121,488 and $595, respectively.

As of June 30, 2024, the notes payable consisted of the following (interest rates are per annum):

#Series	Balance	Interest Rate	Date Issued	Maturity Date
Austin	$254,868	11.00%	11/01/2023	10/01/2028
Austin	207,651	10.50%	09/08/2023	09/07/2024
Austin	53,500	12.00%	05/03/2024	05/02/2026
	$516,019

Dallas	$359,676	10.00%	04/01/2023	04/01/2026
Dallas	50,000	9.00%	11/01/2023	11/01/2026
Dallas	53,872	9.50%	01/01/2024	01/01/2027
Dallas	74,975	9.50%	01/01/2024	01/01/2027
Dallas	200,000	9.50%	01/18/2024	01/18/2027
Dallas	36,859	12.00%	05/03/2024	05/02/2026
Dallas	75,000	12.00%	05/13/2024	05/02/2026
Dallas	52,761	12.00%	05/15/2024	05/02/2026
Dallas	100,000	12.00%	05/17/2024	05/02/2026
Dallas	100,000	12.00%	05/22/2024	05/02/2026
Dallas	61,000	12.00%	06/24/2024	05/02/2026
Dallas	71,370	12.00%	06/28/2024	05/02/2026
Total	$1,235,513

F-14

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

6. DEBT (CONTINUED)

#Series	Balance	Interest Rate	Date Issued	Maturity Date
Houston	$75,000	12.00%	05/02/2024	05/02/2026
Houston	65,000	12.00%	05/02/2024	05/02/2026
	$140,000

Tampa	$226,119	11.00%	12/30/2023	01/01/2029
Tampa	14,000	9.50%	04/01/2024	04/01/2027
Tampa	81,000	12.00%	05/26/2025	05/02/2026
Tampa	104,000	12.00%	06/17/2024	05/02/2026
	$425,119

Total Notes Payable	$2,316,651

As of December 31, 2023, the notes payable consisted of the following:

#Series	Balance	Interest Rate	Date Issued	Maturity Date
Austin	$254,605	11%	11/01/2023	10/01/2028
Austin	207,175	10.50%	09/08/2023	09/07/2024
	$461,780

Dallas	$359,197	10%	04/01/2023	04/01/2026
Dallas	126,815	10.50%	09/08/2023	09/07/2024
Dallas	50,000	9.00%	11/01/2023	11/01/2026
	$536,012

Miami	$295,815	10.50%	09/08/2023	09/07/2024
Tampa	$225,798	11.00%	12/30/2023	01/31/2029

Total Notes Payable	$1,519,405

F-15

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

6. DEBT (CONTINUED)

As of June 30, 2024, future maturities of notes payable are as follows:

2025	$-
2026	1,285,166
2027	342,847
2028	254,868
Thereafter	226,119
Total	$2,109,000

7. MEMBERS’ EQUITY/ (DEFICIT)

Pursuant to the terms of the Company’s limited liability operating agreement (the “Operating Agreement”), the Manager provides certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as management team and appropriate support personnel. The Manager is a joint venture between Compound Asset Management, LLC, and Nada Asset Management LLC, a subsidiary of Nada Holdings Inc. (“Nada”) and controlled by Nada.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager and its officers are not required to devote all of their time to our business and are only required to devote such time to our affairs as reasonably necessary to perform their duties. The Manager is able to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights in respect of the series in which they are invested.

Pursuant to the Operating Agreement, the Manager will receive fees and expense reimbursements for services relating to this Offering and the investment and management of our properties.

F-16

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

7. MEMBERS’ EQUITY/ (DEFICIT) (CONTINUED)

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to make distributions on a semi-annual basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Securities Offerings

Series #Austin

As of December 31, 2022, the Company closed on the sale of 13,000 Series #Austin Interests under Regulation D, Rule 506(c) under Section 4(a)(2) of the Securities Act, receiving $125,429 of net of offering costs proceeds, and 46,168 Series #Austin interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, net of offering costs proceeds of approximately $436,067.

As of December 31, 2023, the Company closed on the sale of 2,755 Series #Austin interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, net of offering costs proceeds of approximately $29,450.

As of June 30, 2024, we have offered, are offering, and may continue to offer up to $7 million in Series #Austin Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of June 30, 2024, Series #Austin sold 104,790 Series #Austin Interests net of offering costs amount of $1,096,567. As of December 31, 2023, Series #Austin sold 88,913 Series #Austin Interests net of offering costs amount of $916,163.

Series #Dallas

As of December 31, 2022, the Company closed on the sale of 2,000 Series #Dallas Interests under Regulation D, Rule 506(c) under Section 4(a)(2) of the Securities Act, receiving $16,792 of proceeds net of offering costs, and 32,403 Series #Dallas interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, receiving proceeds net of offering costs of approximately $303,870.

As of December 31, 2023, the Company closed on the sale of 13,721 Series #Dallas interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, net of offering costs proceeds of approximately $149,450.

As of June 30, 2024, we have offered, are offering, and may continue to offer up to $7 million in Series #Dallas Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of June 30, 2024, Series #Dallas sold 91,709 Series #Dallas Interests net of offering costs amount of $999,724. As of December 31, 2023, Series #Dallas sold 70,989 Series #Dallas Interests net of offering costs amount of $746,079.

F-17

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

7. MEMBERS’ EQUITY/ (DEFICIT) (CONTINUED)

Series #Miami

As of December 31, 2022, the Company closed on the sale of 4,000 Series #Miami Interests under Regulation D, Rule 506(c) under Section 4(a)(2) of the Securities Act, receiving $37,394 of net of offering costs proceeds, and 26,318 Series #Miami interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, receiving net of offering costs proceeds of approximately $245,433.

As of December 31, 2023, the Company closed on the sale of 9,145 Series #Miami interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, net of offering costs proceeds of approximately $99,450.

As of June 30, 2024, we have offered, are offering, and may continue to offer up to $7 million in Series #Miami Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of June 30, 2024, Series #Miami sold 68,582 Series #Miami Interests net of offering costs amount of $723,857. As of December 31, 2023, Series #Miami sold 50,873 Series #Miami Interests for net of offering costs amount of $547,667.

Series #Tampa

As of June 30, 2024, we have offered, are offering, and may continue to offer up to $7 million in Series #Tampa Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of June 30, 2024, Series #Tampa sold 81,218 Series #Tampa Interests for a gross amount of $819,261. As of December 31, 2023, Series #Tampa sold 68,132 Series #Tampa Interests net of offering costs amount of $694,887.

As of June 30, 2024, the Company closed on the sale of an aggregate total of 23,690 Series #Tampa interests under the exemption from registration provided by Regulation CF pursuant to Section 4(a)(6) of the Securities Act, net of offering costs proceeds of approximately $263,450. As of December 31, 2023, the Company closed on 2,945 #Tampa with net proceeds of approximately $29,450.

Series #Denver

As of June 30, 2024, we have offered, are offering, and may continue to offer up to $7 million in Series #Denver Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of June 30, 2024, Series #Tampa sold 30,536 Series #Tampa Interests net of offering costs amounting to $303,721. As of December 31, 2023, Series #Denver sold 16,321 Interests net of offering costs amounting to $163,215.

As of June 30, 2024, the Company closed on the sale of 2,945 Series #Denver interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, net of offering costs proceeds of approximately $29,450.

Series #Los Angeles

As of June 30, 2024, we have offered, are offering, and may continue to offer up to $7 million in Series #Los Angeles Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of June 30, 2024, Series #Los Angeles sold 13,389 Series #Los Angeles Interests net of offering costs amounting to $132,372. As of December, 31, 2023, Series #Los Angeles sold 539 Series #Los Angeles Interests for a gross amount of $5,390

F-18

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

7. MEMBERS’ EQUITY/ (DEFICIT)

Series #Phoenix

As of June 30, 2024, we have offered, are offering, and may continue to offer up to $7 million in Series #Phoenix Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of June 30, 2024, Series #Phoenix sold 220 Series #Phoenix Interests for a gross amount of $2,200. As of December 31, 2023, Series #Phoenix sold 220 Series #Phoenix Interests for a gross amount of $2,200.

Series # Nashville

As of June 30, 2024, we have offered, are offering, and may continue to offer up to $7 million in Series #Nashville Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of June 30, 2024, Series #Nashville sold 40 Series Nashville Interests for a gross amount of $400. As of December 31, 2023, Series #Nashville sold 30 Series Nashville Interests for a gross amount of $300.

Series # Houston

As of June 30, 2024, we have offered, are offering, and may continue to offer up to $7 million in Series #Houston Interests in any rolling twelve-month period under Regulation A. The Offering is being conducted pursuant to Tier II of Regulation A. As of June 30, 2024, Series #Houston sold 9,235 Series #Houston Interests net of offering costs amounting to $91,098. As of December 31, 2023, Series #Houston did not sell any interests.

Additional Series

As of June 30, 2024, the following named series of the Company has been open for investment, but as of June 30, 2024, the series have not raised any investments funds or conducted a closing. The Company is offering the following maximum number of interests of each series listed below on a “best efforts,” no offering minimum basis:

● up to 700,000 of Series #Las Vegas membership interests at a price of $10.00 per membership interest

8. RELATED PARTY TRANSACTIONS

The Company entered into an agreement with its Manager on April 26, 2021 (inception), where each Series shall pay to the Manager a quarterly asset management fee equal to 0.375% (1.50% annually) of its value (as defined in the Company’s Operating Agreement), payable quarterly in arrears. Each Series will also pay the Manager an acquisition fee equal to 1.00% of the purchase price for any single-family home that the Series may acquire.

In addition, the Company’s Operating Agreement states that any operating or offering expenses incurred by the Manager and its affiliates will be reimbursed by the Company. During June 30, 2024 and June 30, 2023, the Manager and its affiliates have incurred $33,499 and $21,975, respectively in offering expenses and general and administrative expenses of which $98,579 and $167,489 was payable as of June 30, 2024 and December 31, 2023, respectively.

In 2024, the Company acquired Homeshare equity investments from Nada Investments, LLC, a related party, for a total consideration of $2,792,649. This amount includes the applicable purchase premiums associated with the transaction. As of June 30, 2024, the payable balance to Nada Investments, LLC was $74,400. These transactions were conducted in the normal course of business. The outstanding balance is scheduled to be repaid within one year in accordance with the mutually agreed terms.

In December 2023, the Company received $128,847 advance from a related party, JM Yield Management, LLC as Managing Member of Cityfunds Yield Manager, LLC. The payable balance due for settlement under mutually agreed payment terms.

F-19

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

8. RELATED PARTY TRANSACTIONS (CONTINUED)

During 2022, Nada Investments LLC executed five agreements for the advancement of funds to Cityfunds I, LLC for a total amount of $535,000. The fund advances were determined would provide long-term benefits, tangible and intangible, to both parties. In 2022, Cityfunds I, LLC paid off one of the advances of $200,000. In 2023, Cityfunds I, LLC paid the remaining advances of $335,000. As of December 31, 2023, the balances were repaid in full.

As of June 30, 2024, the Company issued 1,150 reward shares of membership units in a Reg A offering to Nada Holdings, Inc., a related party. The total value of the issued reward shares was $11,668. As of June 30, 2024, the outstanding receivable balance from Nada Holdings, Inc. related to this transaction was $1,280.

9. SUBSEQUENT EVENTS

Management has evaluated all subsequent events through October 22, 2024, the date these financial statements were available to be issued. Except for the events described below, there are no additional material events requiring disclosure or adjustment to the consolidated financial statements.

Cityfunds Yield, LLC

Cityfunds Yield LLC was formed to issue notes to the Series of Cityfunds I, LLC and other affiliated entities in order to provide leverage for real estate investment strategies, including investments in Home Equity Agreements. These notes are intended to support capital deployment and operational liquidity at the Series level.

The table summarizes the notes issued through December 31, 2024:

Note	#Series	Effective date	Maturity date	Interest rate	Note amount
CF Tampa Note	Tampa	10/24/2024	10/24/2027	9.50%	$549,109

The following notes were repaid:

Note	#Series	Effective date	Maturity date	Interest rate	Note amount	Repayment date
CF Dallas Note #1	Dallas	11/02/2023	11/01/2026	9.50%	$50,000	09/24/2024
CF Dallas Note #2	Dallas	01/01/2024	01/01/2027	9.50%	$53,872	09/24/2024
CF Dallas Note #3	Dallas	01/01/2024	01/01/2027	9.50%	$74,975	09/24/2024
CF Dallas Note #4	Dallas	01/01/2024	01/01/2027	9.50%	$200,000	09/24/2024
CF Tampa Note #1	Tampa	10/24/2024	10/24/2027	9.50%	$14,000	10/15/2024

F-20

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

9. SUBSEQUENT EVENTS (CONTINUED)

Groundfloor SPE, LLC

Groundfloor SPE, LLC issues notes to various Series. The objective of these note issuances is to support the acquisition of, and provide leverage for, investments in Home Equity Agreements.

The table below summarizes the notes issued and outstanding through December 31, 2024:

Note	#Series	Effective date	Maturity date	Interest rate	Note amount	Balance at December 31, 2024
CF Austin Note #1	Austin	05/03/2024	05/02/2026	12.00%	$53,500	$53,500
CF Austin Note #2	Austin	07/26/2024	07/22/2026	12.00%	60,000	60,000
					$113,500	$113,500

CF Dallas Note #1	Dallas	05/03/2024	05/02/2026	12.00%	$36,859	$-
CF Dallas Note #2	Dallas	05/13/2024	05/02/2026	12.00%	75,000	-
CF Dallas Note #3	Dallas	05/15/2024	05/02/2026	12.00%	52,761	-
CF Dallas Note #4	Dallas	05/17/2024	05/02/2026	12.00%	100,000	9,622
CF Dallas Note #5	Dallas	05/22/2024	05/02/2026	12.00%	100,000	100,000
CF Dallas Note #6	Dallas	06/24/2024	05/02/2026	12.00%	61,000	61,000
CF Dallas Note #7	Dallas	06/28/2024	05/02/2026	12.00%	71,370	71,370
CF Dallas Note #8	Dallas	08/19/2024	08/16/2026	12.00%	156,000	156,000
CF Dallas Note #9	Dallas	10/01/2024	05/02/2026	12.00%	45,000	45,000
					$697,990	$442,992

CF Houston CF #1	Houston	05/02/2024	05/02/2026	12.00%	$75,000	$-
CF Houston CF #2	Houston	06/07/2024	05/02/2026	12.00%	65,000	65,000
CF Houston CF #3	Houston	07/24/2024	07/22/2026	12.00%	85,000	78,005
CF Houston CF #4	Houston	10/03/2024	08/16/2026	12.00%	158,000	158,000
					$383,000	$301,005

F-21

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

9. SUBSEQUENT EVENTS (CONTINUED)

Groundfloor SPE, LLC

Note	#Series	Effective date	Maturity date	Interest rate	Note amount	Balance at December 31, 2024
CF Tampa Note #1	Tampa	05/21/2024	05/02/2026	12.00%	$81,000	$-
CF Tampa Note #2	Tampa	06/17/2024	05/02/2026	12.00%	104,000	-
CF Tampa Note #3	Tampa	07/01/2024	05/02/2026	12.00%	130,000	-
CF Tampa Note #4	Tampa	07/11/2024	05/02/2026	12.00%	22,500	-
CF Tampa Note #5	Tampa	07/22/2024	06/17/2026	12.00%	259,696	148,087
CF Tampa Note #6	Tampa	07/29/2024	07/22/2026	12.00%	55,000	55,000
CF Tampa Note #7	Tampa	07/31/2024	07/22/2026	12.00%	75,000	75,000
CF Tampa Note #8	Tampa	08/06/2024	07/22/2026	12.00%	46,000	46,000
CF Tampa Note #9	Tampa	08/28/2024	08/16/2026	12.00%	81,837	81,837
CF Tampa Note #10	Tampa	10/01/2024	05/02/2026	12.00%	105,000	105,000
					$960,033	$510,924

Note	#Series	Effective date	Maturity date	Interest rate	Note amount	Balance at December 31, 2024
CF Miami Note #1	Miami	07/22/2024	06/17/2026	12.00%	$85,000	$85,000
CF Miami Note #2	Miami	07/26/2024	07/22/2026	12.00%	120,000	120,000
CF Miami Note #3	Miami	08/23/2024	08/16/2026	12.00%	120,750	120,750
CF Miami Note #4	Miami	10/07/2024	05/02/2026	12.00%	43,150	43,150
					$368,900	$368,900

CF Phoenix Note #1	Phoenix	08/09/2024	07/22/2026	12.00%	$54,000	$-

CF Los Angeles Note #1	Los Angeles	08/19/2024	08/16/2026	12.00%	$69,600	$-
CF Los Angeles	Los Angeles	10/29/2024	10/29/2026	12.00%	406,475	406,475
CF Los Angeles	Los Angeles	11/13/2024	11/13/2026	12.00%	38,221	38,221
					$514,296	$444,696

F-22

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

9. SUBSEQUENT EVENTS (CONTINUED)

Cityfunds Financing SPV, LLC

On September 26, 2024, Cityfunds Financing SPV, LLC, a wholly owned subsidiary of the Manager, entered into a Loan and Security Agreement with KPI HEI Lendco, LLC, providing a revolving credit facility of up to $25 million to acquire Home Equity Investments. The facility includes an initial advance of $5 million, with additional advances contingent on certain conditions. The credit facility is secured by the Borrower’s beneficial interest in home equity contracts. The loan bears interest at SOFR plus 8.50% per annum with a SOFR floor of 5%, and the facility has a 65% loan-to-value ratio and a 2-year maturity.

As of December 31, 2024, Cityfunds Financing SPV, LLC had drawn approximately $6.0 million under the facility. The beneficial interests in home equity contracts securing this borrowing relate to the following Series:

#Series	Borrowings attributable to Series
Dallas	$54,531
Houston	269,956
Los Angeles	1,160,494
Miami	637,275
Phoenix	145,776
Tampa	2,586,756
Total borrowings	$4,854,788

Home Equity Investments

Series #Austin

Between July 1, 2024, and December 31, 2024, Series #Austin of Cityfunds I, LLC acquired one Home Equity Investments at an aggregate purchase price of $50,000. Additionally, Series #Austin paid $2,500 in Sourcing Fees to an affiliate of the Manager.

Series #Dallas

Between July 1, 2024, and December 31, 2024, Series #Dallas of Cityfunds I, LLC acquired four Home Equity Investments at an aggregate purchase price of $240,050. Additionally, Series #Dallas paid $14,609 in Sourcing Fees to an affiliate of the Manager.

Series #Miami

Between July 1, 2024, and December 31, 2024, Series #Miami of Cityfunds I, LLC acquired seven Home Equity Investments at an aggregate purchase price of $771,599. Additionally, Series #Miami paid $41,720 in Sourcing Fees to an affiliate of the Manager.

Between July 1, 2024, and December 31, 2024, Series #Miami of Cityfunds I, LLC received aggregate payoff proceeds of $168,058.48 from three Home Equity Investments. These transactions resulted in an aggregate profit of $21,058, representing a gain margin of 14.33%. The gain calculation takes into account the Sourcing Fees as part of the total cost basis.

F-23

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

9. SUBSEQUENT EVENTS (CONTINUED)

Series #Tampa

Between July 1, 2024, and December 31, 2024, Series #Tampa of Cityfunds I, LLC acquired twelve Home Equity Investments at an aggregate purchase price of $1,134,269. Additionally, Series #Tampa paid $60,513 in Sourcing Fees to an affiliate of the Manager.

Between July 1, 2024, and December 31, 2024, Series #Tampa of Cityfunds I, LLC received aggregate payoff proceeds of $189,785 from three Home Equity Investments. The transaction resulted in an aggregate profit of $28,785 representing a gain margin of 17.03%. The gain calculation takes account the Sourcing Fees as part of the total cost basis.

Series #Houston

Between July 1, 2024, and December 31, 2024, Series #Houston of Cityfunds I, LLC acquired two Home Equity Investments at an aggregate purchase price of $278,360. Additionally, Series #Houston paid $19,485 in Sourcing Fees to an affiliate of the Manager.

Series #Phoenix

Between July 1, 2024, and December 31, 2024, Series #Phoenix of Cityfunds I, LLC acquired three Home Equity Investments at an aggregate purchase price of $171,000. Additionally, Series #Phoenix paid $8,550 in Sourcing Fees to an affiliate of the Manager.

Series #Los Angeles

Between July 1, 2024, and December 31, 2024, Series #Los Angeles of Cityfunds I, LLC acquired six Home Equity Investments at an aggregate purchase price of $726,825. Additionally, Series #Los Angeles paid $36,341 in Sourcing Fees to an affiliate of the Manager.

Securities Offerings

Series #Austin

The Offering is being conducted under Tier II of Regulation A. During the period from July 1, 2024 through December 31, 2024, Series #Austin issued approximately 1,843 Series #Austin Interests, generating gross proceeds of approximately $20,328 from settled and pending settlement subscriptions.

Series #Dallas

The Offering is being conducted under Tier II of Regulation A. During the period from July 1, 2024 through December 31, 2024, Series #Dallas issued approximately 5,141 Series #Dallas Interests, generating gross proceeds of approximately $59,524 from settled and pending settlement subscriptions.

Series #Miami

The Offering is being conducted under Tier II of Regulation A. During the period from July 1, 2024 through December 31, 2024, Series #Miami issued approximately 6,187 Series #Miami Interests, generating gross proceeds of approximately $71,315 from settled and pending settlement subscriptions.

Series #Tampa

The Offering is being conducted under Tier II of Regulation A. During the period from July 1, 2024 through December 31, 2024, Series #Tampa issued approximately 6,298 Series #Tampa Interests, generating gross proceeds of approximately $72,133 from settled and pending settlement subscriptions.

F-24

CITYFUNDS I, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

9. SUBSEQUENT EVENTS (CONTINUED)

Securities Offerings

Series #Denver

The Offering is being conducted under Tier II of Regulation A. During the period from July 1, 2024 through December 31, 2024, Series #Denver issued approximately 3,967 Series #Denver Interests, generating gross proceeds of approximately $39,900 from settled and pending settlement subscriptions.

Series #Houston

The Offering is being conducted under Tier II of Regulation A. During the period from July 1, 2024 through December 31, 2024, Series #Houston issued approximately 8,508 Series #Houston Interests, generating gross proceeds of approximately $85,136 from settled and pending settlement subscriptions.

Series #Phoenix

The Offering is being conducted under Tier II of Regulation A. During the period from July 1, 2024 through December 31, 2024, Series #Phoenix issued approximately 10,665 Series #Phoenix Interests, generating gross proceeds of approximately $106,653 from settled and pending settlement subscriptions.

Series #Los Angeles

The Offering is being conducted under Tier II of Regulation A. During the period from July 1, 2024 through December 31, 2024, Series #Los Angeles issued approximately 550 Series #Los Angeles Interests, generating gross proceeds of approximately $5,500 from settled and pending settlement subscriptions.

Series #Nashville

The Offering is being conducted under Tier II of Regulation A. During the period from July 1, 2024 through December 31, 2024, Series #Nashville issued approximately 86 Series #Nashville Interests, generating gross proceeds of approximately $860 from settled and pending settlement subscriptions.

F-25

SUPPLEMENTAL SCHEDULES

CITYFUNDS I, LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATING BALANCE SHEETS

AS OF JUNE 30, 2024

	#Austin	#Dallas	#Denver	#Houston	#Las Vegas	#Los Angeles
Assets
Current assets
Cash and cash equivalents	$16,430	$207,690	$60,116	$3,635	$1,000	$23,796
Restricted cash	6,235	-	-	-	-	-
Prepaid expenses and other current assets	10,323	13,589	36,725	15,102	-	3,700
Due from related parties	27,963	-	36,808	10,819	10,819	86,534

Total current assets	60,951	221,279	133,649	29,556	11,819	114,030

Noncurrent assets
Home equity investments	1,504,949	2,435,586	227,371	360,834	-	-
Single family rental investment properties, net	630,659	393,206	-	-	-	-

Total noncurrent assets	2,135,608	2,828,792	227,371	360,834	-	-

Total assets	$2,196,559	$3,050,071	$361,020	$390,390	$11,819	$114,030

Liabilities and Members’ Equity

Current liabilities
Due to related parties	$25,610	$169,928	$3,954	$15,837	$32,122	$2,636
Tenant security deposit	3,650	2,950	-	-	-	-
Notes payable	207,651	-	-		-	-

Total current liabilities	236,911	172,878	3,954	15,837	32,122	2,636

Notes payable, long-term	308,368	1,235,513	-	140,000	-	-

Total liabilities	545,279	1,408,391	3,954	155,837	32,122	2,636

Members’ equity (deficit)	1,651,280	1,641,680	357,066	234,553	(20,303)	111,394

Total liabilities and members’ equity	$2,196,559	$3,050,071	$361,020	$390,390	$11,819	$114,030

F-26

CITYFUNDS I, LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATING BALANCE SHEETS

AS OF JUNE 30, 2024

(Continued)

	#Miami	#Nashville	#Phoenix	#Tampa	Consolidated
Assets
Current assets
Cash and cash equivalents	$16,550	$1,000	$-	$7,868	$338,085
Restricted cash	-	-	-	-	6,235
Prepaid expenses and other current assets	11,325	-	-	6,580	97,344
Due from related parties	27,932	11,219	13,019	-	225,113

Total current assets	55,807	12,219	13,019	14,448	666,777

Noncurrent assets
Home equity investments	1,164,625	-	-	1,487,153	7,180,518
Single family rental investment properties, net	-	-	-	345,384	1,369,249

Total noncurrent asset	1,164,625	-	-	1,832,537	8,549,767

Total assets	$1,220,432	$12,219	$13,019	$1,846,985	$9,216,544

Liabilities and Members’ Equity

Current liabilities
Due to related parties	$21,122	$32,022	$32,891	$182,187	$518,309
Tenant security deposit	-	-	-	2,300	8,900
Notes payable	-	-	-	-	207,651

Total current liabilities	21,122	32,022	32,891	184,487	734,860

Notes payable, long-term	-	-	-	425,119	2,109,000

Total liabilities	21,122	32,022	32,891	609,606	2,843,860

Members’ equity (deficit)	1,199,310	(19,803)	(19,872)	1,237,379	6,372,684

Total liabilities and members’ equity	$1,220,432	$12,219	$13,019	$1,846,985	$9,216,544

F-27

CITYFUNDS I, LLC AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS

DECEMBER 31, 2023

	# Austin	# Dallas	# Denver	# Houston	# Las Vegas	# Los Angeles
ASSETS
Current assets
Cash and cash equivalents	$130,925	$122,253	$140,066	$-	$1,000	$-
Due from related parties	3,023	18,517	31,320	-	-	5,390
Prepaid expense and other current assets	2,469	200	-	-	-	-

Total current assets	136,417	140,970	171,386	-	1,000	5,390

Noncurrent assets
Home equity investments	1,226,547	1,505,973	-	40,000	-	-
Single family rental investment properties, net	643,021	610,491	-	-	-	-

Total noncurrent assets	1,869,568	2,116,464	-	40,000	-	-

Total assets	$2,005,985	$2,257,434	$171,386	$40,000	$1,000	$5,390

LIABILITIES AND MEMBERS’ EQUITY

Current liabilities
Accounts payable	$6,012	$13,582	$-	$-	$-	$-
Due to related parties	20,150	361,201	(1,799)	56,752	17,953	16,953
Other payable	3,650	4,650	-	-	-	-
Notes payable	207,175	126,815	-	-	-	-

Total current liabilities	236,987	506,248	(1,799)	56,752	17,953	16,953

Notes payable, long-term	254,605	409,197	-	-	-	-

Total liabilities	491,592	915,445	(1,799)	56,752	17,953	16,953

Members’ equity (deficit)	1,514,393	1,341,989	173,185	(16,752)	(16,953)	(11,563)

Total liabilities and members’ equity (deficit)	$2,005,985	$2,257,434	$171,386	$40,000	$1,000	$5,390

F-28

CITYFUNDS I, LLC AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS

DECEMBER 31, 2023

	#Miami	#Nashville	#Phoenix	#Tampa	Consolidated
Assets
Current assets
Cash and cash equivalents	$75,445	$1,000	$-	$52,239	$522,928
Restricted cash	-	-	-	-	-
Prepaid expenses and other current assets	-	-	-	-	2,669
Due from related parties	2,511	300	2,200	3,392	66,653

Total current assets	77,956	1,300	2,200	55,631	592,250

Noncurrent assets
Home equity investments	954,509	-	-	618,503	4,345,579
Single family rental investment properties, net	391,135	-	-	352,179	1,996,826

Total noncurrent asset	1,345,644	-	-	970,729	6,342,405

Total assets	$1,423,600	$1,300	$2,200	$1,026,360	$6,934,655

Liabilities and Members’ Equity

Current liabilities
Accounts Payable	$6,150	$-	$-	$-	$25,744
Due to related parties	85,805	17,853	16,853	24,540	616,261
Tenant security deposit	-	-	-	2,300	10,600
Notes payable	295,815	-	-	-	629,805

Total current liabilities	387,770	17,853	16,853	26,840	1,282,410

Notes payable, long-term	-	-	-	225,798	889,600

Total liabilities	387,770	17,853	16,853	252,638	2,172,010

Members’ equity (deficit)	1,035,830	(16,553)	(14,653)	773,722	4,762,645

Total liabilities and members’ equity	$1,423,600	$1,300	$2,200	$1,026,360	$6,934,655

F-29

CITYFUNDS I, LLC

UNAUDITED CONSOLIDATING STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	#Austin	#Dallas	#Denver	#Houston	#Las Vegas	#Los Angeles
Revenues, net	$29,449	$55,978	$-	$-	$-	$-
Cost of revenues	14,831	55,134	8,350	14,325	-	-
Gross profit	14,618	844	(8,350)	(14,325)	-	-

Operating cost and expenses
General and administrative	32,841	40,721	7,554	6,315	3,350	3,350

Net loss from operations	(18,223)	(39,877)	(15,904)	(20,640)	(3,350)	(3,350)

Other income (expense)
Realized loss on sale of asset	-	(38,782)	-	-	-	-
Unrealized gain (loss) on assets	36,903	142,940	60,371	74,334	-	-
Interest income	1,032	-	399	-	-	816
Interest expense	(29,284)	(49,334)	(1,491)	(3,487)	-	(1,491)

Net income (loss)	$(9,572)	$14,947	$43,375	$50,207	$(3,350)	$(4,025)

Weighted average member units outstanding - basic and diluted	166,713	34,753	33,481	20,235	-	13,389

Net income (loss) per member unit - basic and diluted	$(0.06)	$0.43	$1.30	$2.48	$-	$(0.30)

F-30

CITYFUNDS I, LLC

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

(Continued)

	#Miami	#Nashville	#Phoenix	#Tampa	Consolidated
Revenues, net	$37,552	$-	$-	$11,000	$133,979
Cost of revenues	15,518	-	-	36,959	145,117
Gross profit	22,034	-	-	(25,959)	(11,138)

Operating cost and expenses
General and administrative	15,638	3,350	3,728	23,365	140,212

Net loss from operations	6,396	(3,350)	(3,728)	(49,324)	(151,350)

Other income (expense)
Realized loss on sale of asset	-	-	-	-	(38,782)
Unrealized gain (loss) on assets	10,113	-	-	186,103	510,764
Interest income	449	-	-	-	2,696
Interest expense	(18,447)	-	(1,491)	(16,463)	(121,488)

Net income (loss)	$(1,489)	$(3,350)	$(5,219)	$120,316	$201,840

Weighted average member units outstanding - basic and diluted	108,045	40	220	104,908	481,784

Net income (loss) per member unit - basic and diluted	$(0.01)	$(83.75)	$(23.72)	$1.15	$0.42

F-31

CITYFUNDS I, LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	# Austin	# Dallas	# Denver	# Houston	# Las Vegas	# Los Angeles
Revenues, net	$21,910	$23,734	$-	$-	$-	$-
Cost of revenues	21,801	16,799	-	-	-	-
Gross profit	109	6,935	-	-	-	-

Operating cost and expenses
General and administrative	37,456	30,121	5,921	5,821	6,021	5,921

Net loss from operations	(37,347)	(23,186)	(5,921)	(5,821)	(6,021)	(5,921)

Other income (expense)
Interest expense	(25,552)	(30,412)	-	-	-	-
Total other income (expense)	(25,552)	(30,412)	-	-	-	-

Net loss	$(62,899)	$(53,598)	$(5,921)	$(5,821)	$(6,021)	$(5,921)

Weighted average member units outstanding – basic and diluted	78,565	43,202	-	-	-	-

Net loss per member unit - basic and diluted	$-	$-	$-	$-	$-	$-

F-32

CITYFUNDS I, LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Continued)

	# Miami	# Nashville	# Phoenix	# Tampa	Consolidated
Revenues, net	$17,500	$-	$-	$7,029	$45,644
Cost of revenues	7,816	-	-	6,548	38,600
Gross profit	9,684	-	-	481	7,044

Operating cost and expenses
General and administrative	25,944	5,921	5,921	20,221	91,261

Net loss from operations	(16,260)	(5,921)	(5,921)	(19,740)	(84,217)

Other income (expense)
Interest expense	(15,154)	-	-	(9,641)	(55,964)
Total other income (expense)	(15,154)	-	-	(9,641)	(55,964)

Net loss	$(31,414)	$(5,921)	$(5,921)	$(29,381)	$(140,181)

Weighted average member units outstanding – basic and diluted	41,929	-	-	12,509	121,767

Net loss per member unit - basic and diluted	$-	$-	$-	$-	$(0.83)

F-33

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

Exhibit
Number	Description

2.1	Certificate of Formation of Cityfunds I, LLC*
2.2	Amended and Restated Operating Agreement of Cityfunds I, LLC***
3.1	Form of Series Operating Agreement*
4.1	Form of Subscription Agreement**
6.1	Form of Homeshare Option Agreement**
6.2	Form of Homeshare Covenant Agreement**
6.3	Form of Homeshare Memorandum of Covenants and Restrictions**
6.4	Form of Homeshares Mortgage and Security Agreement**
6.5	Form of Property Management Agreement**
6.6	Nada App License Agreement**
6.7	PPEX ATS Company Agreement by and among North Capital Private Securities Corporation, Cityfunds I, LLC and each of the series set forth therein**
6.8	Software and Services License Agreement with North Capital Investment Technology, Inc.**
6.9	Broker Dealer Agreement with Dalmore Group, LLC**

*	Previously filed as an exhibit to the Cityfunds I, LLC Regulation A Offering Statement on Form 1-A (Commission File No. 024-11754, available at https://www.sec.gov/Archives/edgar/data/1874979/000149315221031670/partiiandiii.htm).
**	Previously filed as an exhibit to the Cityfunds I, LLC Form 1-A/A (Commission File No. 024-11754, available at https://www.sec.gov/Archives/edgar/data/1874979/000149315222020616/partiiandiii.htm).
***	Previously filed as an exhibit to the Cityfunds I, LLC Form 1-A/A (Commission File No. 024-11754, available at https://www.sec.gov/Archives/edgar/data/1874979/000149315222024427/partiiandiii.htm).

7

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of July 2, 2025.

CITYFUNDS I, LLC

By:	Cityfunds Manager, LLC, its manager

By:	Nada Asset Management LLC, its managing member

By:	/s/ John Green
Name:	John Green
Title:	Manager

Pursuant to the requirements of Regulation A, this report has been signed below as of July 2, 2025 by the following persons on behalf of the issuer in the capacities indicated.

/s/ Tore Steen
Name:	Tore Steen
Title:	Principal Executive Officer

/s/ John Green
Name:	John Green
Title:	Principal Financial Officer

8